U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February 8, 2005

TRAMFORD INTERNATIONAL LIMITED

34th Floor, West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

Tramford Announces Resignation of Director and Appointment of New Board Members
Resignation of Li Xiao Hong and Appointment of Zhao Chang Shan
Appointment of Michael Siu
About Tramford
SIGNATURE

Tramford Announces Resignation of Director and Appointment of New Board Members

Some of the statements contained in this announcement contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are found in paragraphs in which the future prospects of the Company are discussed. You can identify these statements by forward-looking terminology such as “anticipate”, “expect”, “believe”, “goal”, “plan”, “intend”, “estimate”, “may”, “can”, “could”, “will” and “would” or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those that could cause our actual results to differ materially from those anticipated in these forward-looking statements. You should consider these factors carefully in evaluating any forward-looking statements and should not place any undue reliance on any forward-looking statement. You should keep in mind that any forward-looking statement made by us in this announcement speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We are under no obligation to, and do not intend, to update or revise our forward-looking statements made herein to reflect actual results or changes in assumptions or other factors that could affect those statements.

HONG KONG — February 8, 2005 — Tramford International Limited (NASDAQ: TRFDF) (“Tramford” or the “Company”) announced today the resignation of director and appointment of new board members pursuant to resolutions passed in the Company’s board meeting held on February 8, 2005.

Resignation of Li Xiao Hong and Appointment of Zhao Chang Shan

On February 8, 2005, Mr. Li Xiao Hong tendered his resignation from the Chairman and Executive Director of the Company and was accepted by the Board. Mr. Zhao Chang Shan was then nominated and was approved by the Company’s Board to fill the vacancies. The Company confirmed that there is no matter that needed to be brought to the attention of shareholders of the Company in relation to Mr. Li’s resignation. The Board of Directors took this opportunity to express their appreciation for Mr. Li’s valuable contribution to the Company. Prior to his resignation, Mr. Li was also the Assistant General Manager and Executive Director of Beijing Holdings Limited (“BHL”), the 63.41% principal shareholder of the Company.

Mr. Zhao Chang Shan, aged 40, was the Vice-Chairman and General Manager of BHL. He obtained his master degree in business administration in the Guanghua School of Management of the Beijing University. He was appointed the Vice-Chairman and

General Manager of BHL in November 2003. Prior thereto, he was a senior officer of the Beijing People’s Municipal Government (“BPMG”).

“The appointment of Mr. Zhao can better consolidate the Company’s strategic position with BHL” Said Mr. Jiang Xin Hao, the Company’s Chief Executive Officer. “BHL is the sole window company incorporated by the BPMG in Hong Kong. In the past years, quality assets and funds had been continuously injected. The appointment of Mr. Zhao to be the Company’s Chairman can lead the best commitments from the BHL on the Company’s development and growth.”

Appointment of Michael Siu

The Board of Directors also pleased to announce Michael Siu, the Chief Financial Officer (“CFO”) and Secretary of the Company, was appointed an Executive Director of the Company effective on February 8, 2005.

Michael Siu had served as the CFO and Secretary of the Company since September 1997. He is currently fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Institute of Certified Public Accountants. The Board of Directors appreciated his performance during his service with the Company and therefore invited him as a member of the Board of Directors.

Following the changes, the directors of the Company as at the date of this announcement were as follows: -

Executive Directors:

Zhao Chang Shan, Jiang Xin Hao, Michael Siu

Independent Directors

Zhu Xiao Hui, Yu Xiang Dong

In order to comply with the requirements of the Sarbanes-Oxley Act, the Company is now looking for the appointment of an additional Independent Director. The Company will notify all shareholders of the progress of appointment once appropriate candidate is identified.

About Tramford

Tramford, through its subsidiaries, is engaged in network security and related software development businesses. The major customers include large enterprises and government bureaus.

Contact:	Tramford International Limited Michael Siu, 852-21056253 Email: michaelsiu@behl.com.hk

Source:	Tramford International Limited

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited (Registrant)
Dated:	February 8, 2005

By:	/s/ Michael Siu
Name:	Michael Siu
Title:	Chief Financial Officer Company Secretary